UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: October 16, 2024

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.07 Submission of matters to a vote of Security Holders.

On October 16, 2024, the Registrant held an Extraordinary General Meeting of Shareholders. Approximately 84.07% of shareholder’s attended the meeting in person or by proxy. All matters presented were approved by the required majority of outstanding shares. The matters presented were as follows:

1.	Capital Reduction and Amendment of the Articles of Association. 31,469,612 Shares voted in favor and 1,010 shares voted against and 185 abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V. Alon Raich, Managing Director & CFO /S/ Alon Raich

Dated: October 16, 2024